SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of FEBRUARY 2023
Commission File Number: 001-06439

SONY GROUP CORPORATION
(Translation of registrant's name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN
(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F X	Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY GROUP CORPORATION
(Registrant)

By: /s/ Hiroki Totoki
(Signature)
Hiroki Totoki
Executive Deputy President and
Chief Financial Officer

Date: February 2, 2023

List of materials

Documents attached hereto:

i) Press release: Changes to Sony Group’s Management Structure

February 2, 2023
Sony Group Corporation

Changes to Sony Group’s Management Structure

Sony Group Corporation made the above announcement on February 2, 2023. For details, please see the attached press release.

News & Information	Sony Group Corporation 1-7-1 Konan, Minato-ku, Tokyo

Changes to Sony Group’s Management Structure
Hiroki Totoki newly appointed as President, COO effective April 1, 2023

Tokyo, February 2, 2023 – Sony Group Corporation (“Sony”) today announced that Hiroki Totoki, currently Director, Representative Corporate Executive Officer, Executive Deputy President and Chief Financial Officer, has been appointed as Director, Representative Corporate Executive Officer, President, Chief Operating Officer and Chief Financial Officer, effective April 1, 2023. Kenichiro Yoshida, currently Director, Representative Corporate Executive Officer, Chairman, President and Chief Executive Officer, will become Director, Representative Corporate Executive Officer, Chairman and CEO, also effective April 1, 2023.

The above appointments were proposed by Kenichiro Yoshida with the aim of further strengthening the Sony Group’s management structure, and following deliberation by the Nominating Committee, were approved at the Board meeting held earlier today.

Comment from Kenichiro Yoshida

"Sony operates diverse businesses based on our Purpose (or reason for being) to 'fill the world with emotion, through the power of creativity and technology.' In order to thoroughly implement capital allocation, collaboration between businesses, and business portfolio management, following discussions with the Board of Directors we have decided to promote Hiroki Totoki to President and appoint him as COO.”

Comment from Hiroki Totoki

“I am grateful to Kenichiro Yoshida and the Board of Directors for their trust in newly appointing me to the roles of President and COO, and at the same time feel a great sense of responsibility. Together with Mr. Yoshida, the Sony Group's management team, and our employees around the world, I would like to create a positive spiral that begins with Sony being chosen by customers, which then energizes our employees, enables us to attract more new talent, increases our corporate value, and ultimately enables us to give back to society.”

Comment from Shuzo Sumi, Chairman of the Board and Chair of the Nominating Committee

“Last summer, I received a proposal from Kenichiro Yoshida recommending that Hiroki Totoki be newly appointed as President and COO, to further strengthen the Group’s management structure. While we all shared the same understanding among the Board that Mr. Totoki had performed exceptionally as CFO, the Nomination Committee then commenced a process of multifaceted analysis that included assessment of the need for a COO, and Mr. Totoki’s suitability for the role of President and COO. This proposal was discussed among the Board of Directors, and unanimously approved at the Board meeting today.”

As part of efforts to strengthen the Group's management structure, the appointment of Toshimoto Mitomo, currently Corporate Executive Officer, Senior Executive Vice President, as Corporate Executive Officer, Executive Deputy President and Chief Strategy Officer on April 1, 2023, was also approved at the Board meeting today.

 EOF
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